SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Rubio’s Restaurants, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

78116B102
(CUSIP Number)

Ralph Rubio
1902 Wright Place, Suite 300
Carlsbad, California 90008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78116B102

1	NAME OF REPORTING PERSON: Ralph Rubio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and Issuer.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Ralph Rubio hereby amends his Schedule 13D Statement dated May 9, 2010 (as amended, the “Schedule 13D”) relating to the Common Stock, par value $0.001 per share (the “Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Issuer”), to report that, effective August 24, 2010, Mr. Rubio ceased to be the beneficial owner of more than 5% of the Common Stock, as more fully described in Item 4 herein.

Item 2.  Identity and Background.

This Amendment No. 1 is filed by Mr. Rubio and the information contained herein supplements the information contained in the Schedule 13D.

As a result of the transactions more fully described in Item 4 herein, as amended, Mr. Rubio ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer as of August 24, 2010.

Item 4.  Purpose of Transaction.

As previously reported in the Schedule 13D, the Issuer entered into an Agreement and Plan of Merger , dated as of May 9, 2010, as amended by the Amendment to Agreement and Plan of Merger, dated as of July 18, 2010 (the “Merger Agreement”) with MRRC Merger Co., a Delaware corporation (“Merger Sub”), and MRRC Hold Co., a Delaware corporation (“Parent”), and Mr. Rubio entered into a voting agreement with Parent (the “Voting Agreement”) pursuant to which Mr. Rubio agreed, subject to the terms and conditions of the Voting Agreement, to vote in favor of the Merger (as previously defined) with respect to his beneficial ownership of 865,287 shares of the Common Stock.  Such shares represented on an as converted basis approximately 8.6% of the then outstanding Common Stock.

On August 23, 2010, Mr. Rubio, together with a majority of the holders of the issued and outstanding shares of Common Stock, voted for the Merger.  The Merger closed on August 24, 2010.  As a result, Mr. Rubio is no longer a beneficial owner of more than five percent of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

a) – b)  As of the filing date of this Amendment No. 1, as a result of the Merger, Mr. Rubio is no longer a beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2010	/s/ Ralph Rubio
RALPH RUBIO